VIA EDGAR

June 10, 2010

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Philip Morris International Inc.

Form 10-K for the year ended December 31, 2009

File No. 001-33708

Dear Mr. Humphrey:

Philip Morris International Inc. (the “Company” or “PMI”), is responding herewith to your letter, dated May 18, 2010, with respect to the above-referenced filing (“Comment Letter”).

We appreciate the Staff’s comments. For ease of reference, our responses correlate with the Staff’s comments, which we provided in boldface immediately preceding each of the Company’s responses.

120 PARK AVENUE, NEW YORK, NEW YORK, 10017, U.S.A.

Form 10-K for the Year Ended December 31, 2009

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Operating Results

2009 compared with 2008, page 22

1.	Your discussion of consolidated results here as well as your discussion of results on a segmented basis beginning on page 31 is dense, and could potentially benefit from tabular disclosure of the items currently discussed in narrative form. Please consider revising your presentation of changes in each major income statement caption to tabular format accompanied by footnote explanation as necessary for clarity.

Company Response:

In future filings the Company will review the structure of Management’s Discussion and Analysis of Financial Condition and Results of Operations and, will present information in a tabular format in situations where we think it would provide more clarity.

Financial Statements

Footnotes to Consolidated Financial Statements

Note 1. Background and Basis of Presentation, page 50

2.	We assume, from your disclosure under “Basis of Presentation,” that you hold no interests in VIEs. Please confirm or advise, supplementally and in detail.

Company Response:

At December 31, 2009, the Company holds a noncontrolling interest in one entity that qualifies as a VIE under the accounting guidance set forth in ASC 810. The financial transactions of this VIE are consolidated in the Company’s financial statements. The VIE is not separately disclosed since it is insignificant.

During the first quarter of 2010, the Company performed an assessment to determine whether any additional entities would qualify as a VIE under the revised accounting guidance set forth in ASC 810. This assessment under the new accounting literature did not result in the identification of any additional entities requiring consolidation or disclosure.

Note 3. Goodwill and Intangible Assets, net, page 52

3.	From your disclosure in the table here and in the narrative on page 53, it appears the average useful life of your amortizable intangible assets is approximately 20 years. Please revise your disclosure to specifically state the range of useful lives by major class of amortizable intangible asset. The major asset classes should correspond to your related disclosure later in this note where you identify the major classes as trademarks, distribution networks, and non-compete agreements; the identification of these types of intangibles should be accompanied by their average useful lives. Please provide us with a draft of your proposed revised disclosure with your response.

Company Response:

The Company’s disclosure related to amortizable intangible assets will be revised in future filings to include the range of estimated useful lives by major class of amortizable intangible asset, as well as their weighted-average remaining useful life. The expanded disclosure that we intend to include in our Form 10-Q for the quarterly period ended June 30, 2010 is shown below.

“Amortizable intangible assets consist of certain trademarks, distribution networks and non-compete agreements associated with business combinations. The range of useful lives as well as the weighted-average remaining useful life of amortizable intangible assets at June 30, 2010 is as follows:

Description	Estimated Useful Lives	Weighted-Average Remaining Useful Life

Trademarks	x-xx years	xx years

Distribution networks	xx-xx years	xx years

Non-compete agreements	xx-xx years	xx years

Pre-tax amortization expense for intangible assets during the six months ended June 30, 2010 and 2009 was $xx million and $xx million, respectively, and $xx million and $xx million for the three months ended June 30, 2010 and 2009, respectively. Amortization expense for each of the next five years is estimated to be $xx million or less, assuming no additional transactions occur that could require the amortization of intangible assets.”

Note 3. Goodwill and Intangible Assets, net, page 52 (continued)

4.	As a related matter, in your response, please justify the application of the useful lives assigned to each major class of intangible asset. Your response should include relevant data such as contract terms, historical experience, and any other major factors used in your decision process.

Company Response:

At December 31, 2009, the gross carrying value of the Company’s amortizable intangible assets was $1,663 million. Approximately 83% of this amount was related to trademarks, while the remaining 17% was split evenly between distribution networks and non-compete agreements. Trademarks have estimated useful lives that range from 2 to 40 years. Distribution networks have estimated useful lives that range from 20 to 30 years, and non-compete agreements have a 10-year contractual life.

In determining the estimated useful life of acquired trademarks, the Company considers a number of factors including: (1) the longevity of the trademark in the marketplace; (2) the overall strength of the trademark in the market, in terms of market share as well as consumer recognition and perception of the trademark; (3) the historical financial performance of the trademark and the sustainability of this performance; and (4) market dynamics such as recent consumer trends related to product preferences or price segments. Acquired trademarks that have a longstanding presence in the market and wide consumer appeal have longer estimated useful lives than less prevalent trademarks.

The estimated useful life of distribution networks is primarily based on the estimated attrition rate and contract terms of the distributors that form the network at the time of the acquisition. The estimated useful life of non-compete agreements is based on the contractual provisions of the underlying agreement.

Note 7. Indebtedness, page 56

5.	Please explain to us in your response why you classified $1,020 million of short term debt as long term in your balance sheet as of December 31, 2008.

Company Response:

As disclosed in Note 6. Indebtedness to the Company’s consolidated financial statements for the year ended December 31, 2008 (the “2008 Form 10-K”), the Company reclassified $1,020 million of short-term borrowings to long-term debt as the Company expected these borrowings to remain outstanding through December 31, 2009. In reaching this conclusion, the Company examined internal financial forecasts for 2009 and determined that it had the intent to refinance this obligation on a long-term basis and had the ability to consummate the refinancing through the existence of its multi-year revolving credit facilities. We supplementally advise the Staff that in March 2009, the Company completed the issuance of Euro 2.0 billion in notes, with Euro 1.25 billion due in March 2012 and Euro 750 million due in March 2016, and a portion of the proceeds was used to retire the short-term borrowings.

6.	As a related matter, we note that your borrowing facility enables you to reclassify short-term debt to long-term-debt. As you elected to do so as of December 31, 2008, it appears that you should have included the reclassified balance in your table of Aggregate Contractual Obligations as presented in the MD&A section of your Form 10-K for fiscal 2008. Please revise your presentation accordingly in future filings, as applicable. Alternatively, please provide us with support for this apparent inconsistency.

Company Response:

As discussed above in the response to Comment 5, the Company intended, and had the ability to, refinance these short-term borrowings on a long-term basis. Given that the definitive repayment date of the new long-term debt was unknown at the time of the 2008 Form 10-K filing, we elected to exclude these borrowings from the table of Aggregate Contractual Obligations in the MD&A and the Aggregate Maturities disclosure included in the 2008 Form 10-K. In each case, we indicated that the information presented excludes short-term borrowings that have been reclassified as long-term debt.

In future filings that include similar situations, we will continue to ensure that the information reflected in the table of Aggregate Contractual Obligations for long-term debt is consistent with the Aggregate Maturities disclosures contained in the footnotes to the consolidated financial statements.

Note 9. Stock Plans, page 58

7.	We note that, within your discussion of stock option plans, you discuss the number of shares issued by PMI subject to options of 28,336,348 at March 31, 2008. We also note that your tabular disclosure that shows options activity during fiscal 2009 begins with 23,298,249 shares subject to option at January 1, 2009. Consideration should be given to revising your disclosure to also present disclosure for the period of March 31, 2008 through January 1, 2009 as there appears to be option activity during that period. Please give similar consideration to also expanding your disclosure related to restricted and deferred stock.

Company Response:

The Company considered the disclosure provisions of ASC 718 when preparing its 2009 Form 10-K filing. Specifically, ASC 718-10-50-2 requires the disclosures that we have presented in tabular format for only the most recent year for which an income statement is provided. We believe the disclosures presented on pages 58 and 59 of Exhibit 13 to our 2009 Form 10-K comply with the existing accounting guidance.

In our 2009 Form 10-K filing the Company disclosed the number of stock options PMI issued at March 31, 2008, as well as the number of restricted and deferred shares the Company issued. This information was consistent with the disclosures relating to the 2008 spin-off of the Company from Altria Group, Inc. that the Company made in its 2008 Form 10-K. The information requested by the Staff in the above comment was previously provided to investors in our 2008 Form 10-K, on pages 63 and 64 of Exhibit 13.

In future filings, we will, if applicable, include reconciliations of stock option activity, as well as restricted and deferred stock activity for multiple years if we believe it will provide additional clarity to our disclosure.

Note 12. Segment Reporting, page 61

8.	Please confirm to us that the report of segment operating results reviewed by the Chief Operating Decision Maker (as defined in FASB ASC 280-10) does not allocate amortization of intangible assets and gain on sale of leasing business to the appropriate segment.

Company Response:

The Company confirms that the report of segment operating results reviewed by the Chief Operating Decision Maker does not allocate the amortization of intangible assets and the 2007 gain on sale of the leasing business to any segment.

Form 10-Q for Quarter Ended March 31, 2010

Financial Statements

Note 7. Acquisitions and Other Business Combinations, page 19

9.	We note that you have elected to account for the redeemable noncontrolling interests in PMFTC Inc. at the undiscounted amount. Please further describe to us how you intend to value and account for this balance on an ongoing basis and cite your basis in GAAP for your proposed accounting.

Company Response:

Going forward, PMI will continue to assess the fair value of the redeemable noncontrolling interest (“NCI”) at each financial statement reporting period. To the extent that the fair value of the NCI is equal to or greater than the redemption value of the NCI, no further accounting is required as the NCI is recorded at the redemption value. Market contractions (e.g., large market contraction due to severe excise tax increases) that negatively affect the business prior to the exercise of the put option may cause the fair value of the combined business to fall below the redemption value of the NCI. If the fair value of the NCI falls below redemption value, paragraph 22 of ASC 480-10-S99 indicates that an amount equal to the difference between the redemption value and fair value of the NCI would be considered to be a special dividend to the NCI and deducted from net income available to PMI common shareholders in the two-class earnings per share calculation. Any adjustments reflected in the earnings per share computation could be partially or fully reversed in subsequent periods if the fair value of the NCI recovers, but only to the extent that negative adjustments were previously reflected in the earnings per share computation.

In the event that the put option related to the NCI expires unexercised, the NCI balance that is recorded in mezzanine equity will be reclassified to permanent equity.

Schedule 14A

2009 Performance and Executive Compensation Decisions, page 33

10.	We note that you establish performance targets in order for your executive officers to achieve their incentive compensation for 2009. We further note that you achieved your market share target in your top 30 OCI markets for 2009, “with more than two thirds registering a stable or growing trend.” In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets that must be achieved in order for your executive officers to earn their compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Company Response:

As discussed in our Compensation Discussion and Analysis, our Compensation and Leadership Development Committee considered six key performance measures in assessing business performance for 2009. No weight was assigned to any particular performance measure, and the Committee also considered other factors in assigning the annual incentive award rating.

In future filings we will provide the target for each key performance measure that the Committee considers. Where our targets are expressed as ranges, we will express the target as the mid-point of the range and we will also provide an assessment of the difficulty in reaching the extremes of that range.

* * * * * * * * * *

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to this matter. Please contact the undersigned at (917) 663-2256 with any questions or comments you may have.

Very truly yours,

/s/ G. PENN HOLSENBECK
G. Penn Holsenbeck
Vice President & Corporate Secretary
Philip Morris International Inc.